UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Geovic Mining Corp.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

373686203
(CUSIP Number)

(12/31/2007)
(Date of Event Which Requires Filing of This Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)
☐      Rule 13d(c)
☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 373686203		PAGE 2 OF 9

1.	NAME OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)
William A. Buckovic

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ¨
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5.	SOLE VOTING POWER
SHARES		3,976,436
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER*
EACH		10,309,356
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON		3,976,436
WITH	8.	SHARED DISPOSITIVE POWER
		10,309,356

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,285,792

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8%

12.	TYPE OF REPORTING PERSON IN

CUSIP No. 373686203		PAGE 3 OF 9

1.	NAME OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)
Dawn Buckovic

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ¨
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5.	SOLE VOTING POWER
SHARES		75,708
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER†
EACH		8,509,356
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON		75,708
WITH	8.	SHARED DISPOSITIVE POWER
		8,509,356

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,585,064

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%

12.	TYPE OF REPORTING PERSON IN

† See Exhibit A regarding how securities are shared.

CUSIP No. 373686203		PAGE 4 OF 9

1.	NAME OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)
Sabina Resources Pty. Ltd. - Australian Company Number: ACN 010911207

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ¨
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF	5.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER‡
EACH		1,800,000
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON		0
WITH	8.	SHARED DISPOSITIVE POWER
		1,800,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%

12.	TYPE OF REPORTING PERSON CO

‡ See Exhibit A regarding how securities are shared.

Item 1.	(a)	Name of Issuer: Geovic Mining Corp.

	(b)	Address of Issuer's Principal Executive Offices:
743 Horizon Court, Suite 300A
Grand Junction, CO 81506

Item 2.	(a)	Name of Persons Filing:
William A. Buckovic Dawn Buckovic Sabina Resources Pty. Ltd.

	(b)	Address of Principal Business Office:
The principal business address for William A. and Dawn Buckovic is 743 Horizon Court, Suite 300A Grand Junction, CO 81506

The principal business address for Sabina Resources Pty. Ltd. is 131 Veivers Drive Speewah Queensland 4881 Australia

	(c)	Citizenship: William A. Buckovic and Dawn Buckovic - USA Sabina Resources Pty. Ltd. - Australia Company

	(d)	Title of Class of Securities: Common Stock, par value $0.0001

	(e)	CUSIP Number: 373686203

Item 3.		If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

William A. Buckovic, Dawn Buckovic and Sabina Resources Pty. Ltd. are filing as a group as provided by Schedule 13G (§240.13d-1(b)(1)(II)(J).

Item 4.	(a)	Amount Beneficially Owned:
William A. Buckovic: 14,285,792 Dawn Buckovic: 8,585,064 Sabina Resources Pty. Ltd.: 1,800,000

	(b)	Percent of Class: William A. Buckovic: 13.8% Dawn Buckovic: 8.4% Sabina Resources Pty. Ltd.: 1.7%

	(c)	Number of shares as to which such person has: (i) sole power to vote or to direct the vote:

(i) sole power to vote or to direct the vote:

William A. Buckovic: 3,976,436 Dawn Buckovic: 75,708 Sabina Resources Pty. Ltd.: 0

(ii) shared power to vote or to direct the vote:

William A. Buckovic: 10,309,356 Dawn Buckovic: 8,509,356 Sabina Resources Pty. Ltd.: 1,800,000

(iii) sole power to dispose or to direct the disposition of:

William A. Buckovic: 3,976,436 Dawn Buckovic: 75,708 Sabina Resources Pty. Ltd.: 0

(iv) shared power to dispose or to direct the disposition of:

William A. Buckovic: 10,309,356 Dawn Buckovic: 8,509,356 Sabina Resources Pty. Ltd.: 1,800,000

Item 5.		Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.		Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.		Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2008

/s/ William A. Buckovic
William A. Buckovic, individually

/s/ Dawn Buckovic
Dawn Buckovic, individually

/s/ William A. Buckovic
William A. Buckovic on behalf of
Sabina Resources Pty. Ltd.

EXHIBIT A

          William A. Buckovic is the President, a Director and Founder of Geovic Mining Corp. Dawn Buckovic is Mr. Buckovic’s wife. Sabina Resources Pty. Ltd. is a corporation organized under the laws of Australia. Sabina Resources Pty. Ltd. is not actively engaged in any business.

          Mr. Buckovic holds 8,509,356 shares of Geovic Mining Corp. jointly with his wife, Dawn Buckovic. Mr. Buckovic is a controlling shareholder of Sabina Resources Pty. Ltd. which holds 1,800,000 shares of Geovic Mining Corp.

EXHIBIT B

JOINT FILING AGREEMENT

          Each of the undersigned hereby agrees and consents to the execution and joint filing on their behalf by William A. Buckovic of this Schedule 13G regarding beneficial ownership of Common Stock of Geovic Mining Corp. as of March 31, 2008.

          IN WITNESS WHEREOF, the undersigned have executed this agreement as of March 31, 2008.

/s/ William A. Buckovic
William A. Buckovic, individually

/s/ Dawn Buckovic
Dawn Buckovic, individually

/s/ William A. Buckovic
William A. Buckovic on behalf of
Sabina Resources Pty. Ltd.